Exhibit 12.01
COMPUTATION OF RATIOS
September 30, 2014
RATIO OF EARNINGS TO FIXED CHARGES

SCANA:	Nine Months Ended September 30, 2014	Twelve Months Ended September 30, 2014	Years ended December 31,
Dollars in Millions			2013	2012	2011	2010	2009
Fixed Charges as defined:
Interest on debt	$237.6	$314.8	$305.9	$301.3	$287.0	$270.4	$251.5
Amortization of debt premium, discount and expense (net)	5.9	7.2	5.3	4.9	4.8	5.1	4.8
Interest component on rentals	3.0	4.3	4.9	4.9	5.2	4.6	7.9
Preference security dividend requirement of consolidated subsidiary	-	-	-	-	-	-	14.2
Total Fixed Charges (A)	$246.5	$326.3	$316.1	$311.1	$297.0	$280.1	$278.4
Earnings as defined:
Pretax income from continuing operations	$631.2	$787.6	$693.8	$601.6	$555.6	$535.4	$524.2
Total fixed charges above	246.5	326.3	316.1	311.1	297.0	280.1	278.4
Pretax equity in (earnings) losses of investees	(0.7)	(1.2)	(3.2)	(3.3)	(2.9)	(1.1)	(2.2)
Cash distributions from equity investees	4.5	10.8	9.6	3.3	3.6	4.8	3.3
Preference security dividend requirement from above	-	-	-	-	-	-	(14.2)
Total Earnings (B)	$881.5	$1,123.5	$1,016.3	$912.7	$853.3	$819.2	$789.5
Ratio of Earnings to Fixed Charges (B/A)	3.58	3.44	3.22	2.93	2.87	2.92	2.84

SCE&G:	Nine Months Ended September 30, 2014	Twelve Months Ended September 30, 2014	Years ended December 31,
Dollars in Millions			2013	2012	2011	2010	2009
Fixed Charges as defined:
Interest on debt	$176.9	$234.4	$226.4	$217.4	$207.8	$192.4	$181.4
Amortization of debt premium, discount and expense (net)	3.4	4.5	4.2	3.9	3.9	4.0	3.8
Interest component on rentals	3.0	4.1	4.5	3.2	3.6	3.1	5.5
Total Fixed Charges (A)	$183.3	$243.0	$235.1	$224.5	$215.3	$199.5	$190.7
Earnings as defined:
Pretax income from continuing operations	$561.1	$671.5	$579.7	$509.5	$456.5	$433.6	$427.8
Total fixed charges above	183.3	243.0	235.1	224.5	215.3	199.5	190.7
Pretax equity in (earnings) losses of investees	4.2	5.6	3.5	3.8	2.3	2.1	0.5
Total Earnings (B)	$748.6	$920.1	$818.3	$737.8	$674.1	$635.2	$619.0
Ratio of Earnings to Fixed Charges (B/A)	4.08	3.79	3.48	3.29	3.13	3.18	3.25